November 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	PMV Pharmaceuticals, Inc.
Registration Statement on Form S-3 Filed November 20, 2024
File No. 333-283349
Acceleration Request
	Requested Date:	Wednesday, November 27, 2024
	Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PMV Pharmaceuticals, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Megan J. Baier at (212) 497-7736.

[Signature page follows]

Securities and Exchange Commission

November 25, 2024

Sincerely,
PMV PHARMACEUTICALS, INC.
/s/ Michael Carulli
Michael Carulli
Chief Financial Officer

cc:	Kenneth A. Clark, Tony Jeffries, and Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.